UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2012

STRATA OIL & GAS, INC.
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(Registrant’s Name)

918 16TH AVE NW SUITE 408
CALGARY ALBERTA T2M 0K3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Registrant’s Certifying Accountants

Effective February 29, 2012, Strata Oil & Gas, Inc. (the “Registrant”) changed its principal independent accountants, BDO Canada LLP (“BDO”). On such date, BDO was terminated from serving as the Registrant’s independent registered public accounting firm and the Registrant retained Peterson Sullivan LLP, Certified Public Accountants (“Peterson Sullivan”) as its principal independent accountants. The decision to change accountants was approved by the Registrant’s Board of Directors.

The Termination of BDO, Chartered Accountants

BDO was the independent registered public accounting firm for the Registrant’s from April 30, 2003 to February 29, 2012. None of BDO reports on the Registrant’s financial statements from April 30., 2003 until February 29, 2012, (a) contained an adverse opinion or disclaimer of opinion, or (b) was modified as to uncertainty, audit scope, or accounting principles, or (c) contained any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. None of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which BDO served as the Registrant’s independent registered public accounting firm.

However, the report of BDO, dated July 15, 2011, on our financial statements as of and for the year ended December 31, 2010 contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.

The Registrant has provided BDO with a copy of this disclosure and has requested that BDO furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from BDO addressed to the Securities and Exchange Commission dated March 15, 2012 is filed as Exhibit 16.1 to this Form 6-K.

The Engagement of Peterson Sullivan LLP, Certified Public Accountants

Prior to February 29, 2012, the date that Peterson Sullivan was retained as the principal independent accountants of the Registrant:

(1) The Registrant did not consult Peterson Sullivan regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements;

(2) Neither a written report nor oral advice was provided to the Registrant by Peterson Sullivan that they concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Registrant did not consult Peterson Sullivan regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-X and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-X.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas, Inc.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date:    March 20, 2012